EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Results of Operations for the Six Months Ended March 31, 2024 and 2023

The following table summarizes our results of operations for the six months ended March 31, 2024 and 2023:

	For the six months ended, March 31		Variance
	2024	2023	Amount	%
Revenues	$31,285,396	$22,675,117	$8,610,279	38.0%
Cost of revenues	(31,220,004)	(21,876,277)	9,343,727	42.7%
Gross profit	65,392	798,840	(733,448)	(91.8)%
Allowance for receivables and inventories	(995,155)	(2,005,902)	(1,010,747)	(50.4)%
Selling expenses	-	(44,082)	(44,082)	(100.0)%
General and administrative expenses	(1,659,355)	(2,521,813)	(862,458)	(34.2)%
Research and development expenses	(133,290)	(589,090)	(455,800)	(77.4)%
Loss from operations	(2,722,408)	(4,362,047)	(1,639,639)	(37.6)%
Interest expense	(285,371)	(274,696)	10,675	3.9%
Government subsidy income	40,936	426,629	(385,693)	(90.4)%
Interest income	358	282	76	27.0%
Other income	2,183	42,795	(40,612)	(94.9)%
Loss before income taxes	(2,964,302)	(4,167,037)	(1,202,735)	(28.9)%
Income tax expenses	8,935	(4,141)	13,076	315.8%
Net loss	$(2,955,367)	$(4,171,178)	$(1,215,811)	(29.1)%

Revenue

Revenue for the six months ended March 31, 2024 increased by $8.6 million, or 38.0%, to $31.3 million from $22.7 million for the same period of last year. The increase was mainly due to an increase in sales volume of activated carbon from 15,036 tons in 2023 to 25,496 tons in 2024.

Cost of revenues

Cost of activated carbon increased by $9.3 million, or 42.7%, to $31.2 million for the six months ended March 31, 2024 from $21.9 million for the same period of last year. The increase was mainly due to the increased sales volume of activated carbon from 15,036 tons in 2023 to 25,496 tons in 2024, which contributed to an increase in cost of activated carbon by $15.2 million. The increase was partially offset by a decrease in the average unit cost of activated carbon by $227, or 15.6%, to $1,225 per ton in 2024 from $1,451 per ton in 2023, which contributed to a decrease of cost of activated carbon by $5.7 million. The decrease in the average unit cost was mainly due to: (1) the decreased purchase price of activated carbon from external suppliers as compared to the same period in the prior year; and (2) lower costs for the main raw materials used in the production of activated carbon, such as wood chips.

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Gross profit

Gross profit was $65,392 for the six months ended March 31, 2024, a decrease by $0.7 million, or 91.8%, from $0.8 million for the same period of last year. Gross profit margin was 0.2% in 2024, as compared with 3.5% in 2023. The decrease by 3.3% points was primarily attributable to competition in the market which caused a decrease in average selling price and, in turn, gross profit margin for activated carbon.

Allowance for receivables and inventories

Allowance for receivables and inventories decreased by $1.0 million to $1.0 million for the six months ended March 31, 2024 from $2.0 million for the same period of last year. The decrease was primarily due to the decrease in ageing of certain accounts receivable.

Selling expenses

Selling expenses decreased by $44,082, or 100%, to nil for the six months ended March 31, 2024 from $44,082 for the same period of last year. The decrease was primarily due to a lower shipping expenses as most of the customers chose to pick up the activated carbon products themselves instead of having the operating entities ship the products to them.

General and administrative expenses

General and administrative expenses decreased by $0.9 million, or 34.2%, to $1.7 million for the six months ended March 31, 2024 from $2.5 million for the same period of last year. The decrease was primarily attributable to reduction of headcount of $0.4 million, and decrease in legal and other professional expenses of $0.6 million.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses decreased by $0.5 million, or 77.4%, to $0.1 million for the six months ended March 31, 2024, from $0.6 million for the same period of last year as the Company reduced spending in research and development expenses.

Interest expenses

Interest expenses increased by $10,675, or 3.9%, to $0.3 million for the six months ended March 31, 2024 from $0.3 million for the same period of last year. The increase was minimal and insignificant.

Government subsidy income

The operating entities receive various government subsidies from time to time, such as the “VAT refund” and “Special Fund Subsidy.” Their government subsidies were all granted by local governments in recognition of their achievements. We cannot predict the likelihood or amount of any future subsidies.

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Our subsidiary Khingan Forasen and its branch office, Tahe Biopower Plant, are entitled to obtain a 70% VAT refund as they meet the requirements of national comprehensive utilization of resources program. There is no guarantee that the Company will continue to receive such grants in the future. For the six months ended March 31, 2024 and 2023, the Company had subsidy income of $40,936 and $426,629, including $40,936 and $121,142 for equipment of energy projects grants, and nil and $305,487 of value-added tax refund, respectively.

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000 and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of March 31, 2024 and September 30, 2023, the balance of unrecognized government grants was $220,212 and $202,165, respectively, which was recorded in deferred revenue.

Net loss

As a result of the foregoing, net loss for the six months ended March 31, 2024 and 2023 was $3.0 million and $4.2 million, respectively.

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B. Liquidity and Capital Resources

The principal source of liquidity is our operations. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations. We plan to support our future operations primarily from cash generated from our operations. We may require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of March 31, 2024, we had cash of $0.1 million, and total working capital of $52.7 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our revenue generating subsidiaries to meet our obligations to date. Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China, or otherwise satisfy their foreign currency denominated obligations.

Cash flows for the six months ended March 31, 2024, and 2023

Cash Flows

The following table sets forth a summary of our cash flows for the period indicated:

	For the six months ended March 31,
	2024	2023
Net cash used in operating activities	$(579,200)	$(29,286,121)
Net cash provided by (used in) investing activities	24,448	(1,009,107)
Net cash provided by financing activities	483,690	11,704,858
Effect of exchange rate changes on cash	1,976	1,219,847
Net decrease in cash	(69,086)	(17,370,523)
Cash, beginning of period	195,502	18,046,872
Cash, end of period	$126,416	$676,349

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Operating activities

Net cash used in operating was $0.6 million for the six months ended March 31, 2024. The net cash used in operating activities was primarily attributable to the following:

•	Net loss of $3.0 million;
•	Reduction of accounts receivable of $3.7 million due to collection;
•	Reduction of accounts payable of $2.7 million due to payment to creditors,

The decrease was partially offset by an increase in advances to suppliers of $8.9 million.

Investing activities

Net cash provided by investing activities of $24,448 for the six months ended March 31, 2024 was primarily attributable to the collection of other receivables of $25,000.

Financing activities

Net cash provided by financing activities of $0.5 million for the six months ended March 31, 2024 was primarily attributable to proceeds from warrants exercised of $0.1 million and proceeds from related parties loans of $0.4 million.

Contractual Obligations

As of March 31, 2024, contractual obligations were as follows:

Contractual obligations	Total	2024	2025
Short-term loans	$4,695,096	$4,695,096	-
Long-term loans	565,535	565,535	-
Total	$5,260,631	$5,260,631	-

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

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